CERTIFICATE OF QUALIFIED PERSON

EUGENIO IASILLO, P.E.

I, Eugenio Iasillo, P. E., residing at 3370 W. Crestone Court Tucson, Arizona 85742 do hereby certify that:

1.	I am currently Principal of:

Process Engineering LLC

3370 W. Crestone Court

Tucson, Arizona 85742

2.

Process Engineering LLC provides consulting services for mining project development and mineral processing plants design. Development of metallurgical data, data analysis and development of plant design criteria. Coordination of EPCM, plant commissioning and start up.

3.	Registrations:

Registered Professional Engineer - Arizona, U.S.

Arizona Certificate/Registration No. 28209

Chemical Engineering, Mexico

Professional Registration, CEDULA No. 486768

4.

This certificate applies to the technical report titled “Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of March 25, 2015.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have visited the Property that is the subject of this report on September 11, 2014.

7.	I am responsible for authoring Sections 13 and 17 of the Technical Report along with those sections of the Summary pertaining thereto.

8.	I have not had prior involvement with the Project that is the subject of this Technical Report.

9.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.

10.

As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Eugenio Iasillo]

Eugenio Iasillo, P.E.